United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
June 2009
Vale S.A.
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑     Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐     No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐     No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐     No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-     .)

Press Release
Signature Page

Vale invests in biodiesel for self-consumption
Rio de Janeiro, June 23, 2009 — Vale S.A. (Vale) announces a project to produce biodiesel to supply its operations in the Northern region of Brazil, from 2014 onwards. The project will use palm oil as raw material, which will be produced by a consortium between Vale and Biopalma da Amazônia S.A. (Biopalma).
Vale’s stake in the consortium, whose goal is to produce 500,000 tons of palm oil per year, is 41%. The oil production related to our stake will be used to feed our own biodiesel plant, which will be 100% built and operated by Vale, with estimated capacity of 160,000 tons of biodiesel per year.
Vale’s total investment in the consortium and the building of the biodiesel plant will be US$305 million, of which US$40 million will be disbursed in 2009, already included in the capex budget previously announced.
Our biodiesel production will be dedicated to self-consumption, using the B20 mix (20% of biodiesel and 80% of ordinary diesel) to supply our fleet of locomotives in the Carajás railroad and bulk equipment of Carajas mines, located in the Brazilian state of Para. This initiative attends in advance the regulation which requires the use of B20 by 2020.
This initiative is aligned with Vale’s strategy of diversification and optimization of our energy matrix, through the exploration of energy sources, including thermal coal, renewable fuel and natural gas.
For further information, please contact:
+55-21-3814-4540
Roberto Castello Branco: roberto.castello.branco@vale.com
Alessandra Gadelha: alessandra.gadelha@vale.com
Patricia Calazans: patricia.calazans@vale.com
Roberta Coutinho: roberta.coutinho@vale.com
Theo Penedo: theo.penedo@vale.com
Tacio Neto: tacio.neto@vale.com
This press release may include declarations about Vale’s expectations regarding future events or results. All declarations based upon future expectations, rather than historical facts, are subject to various risks and uncertainties. Vale cannot guarantee that such declarations will prove to be correct. These risks and uncertainties include factors related to the following: (a) the countries where Vale operates, mainly Brazil and Canada; (b) the global economy; (c) capital markets; (d) the mining and metals businesses and their dependence upon global industrial production, which is cyclical by nature; and (e) the high degree of global competition in the markets in which Vale operates. To obtain further information on factors that may give rise to results different from those forecast by Vale, please consult the reports filed with the Brazilian Comissão de Valores Mobiliários (CVM), the French Autorité des Marchés Financiers (AMF), and with the U.S. Securities and Exchange Commission (SEC), including Vale’s most recent Annual Report on Form 20F and its reports on Form 6K.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)
Date: June 23, 2009	By:	/s/ Roberto Castello Branco
Roberto Castello Branco
Director of Investor Relations